 Exhibit 99.1

TransAlta Corporation Debuts New Brand Reiterating Commitment to a Clean Energy Future

CALGARY, AB, June 20, 2022 /CNW/ - Today, TransAlta Corporation (TSX: TA) (NYSE: TAC) ("TransAlta") announced a new visual identity including logo and tagline. The new visual identity encapsulates the TransAlta of today while reinforcing the Company's focus as a leader in creating a carbon-neutral future for our customers.

TransAlta: Energizing the Future.

This rebranding coincides with a key milestone for the company – 111 years have passed since the company first began generating power in the foothills west of Calgary.

With a diversified portfolio of generation assets that includes wind, solar, hydro and gas, operating in Canada, the United States and Australia, and a robust portfolio of growth projects, TransAlta is well-positioned to support the global effort to decarbonize with the clean, reliable, and low-cost electricity customers need to successfully transition.

"Today, we are presenting a new look to our customers and stakeholders, one that speaks to a clean future and aligns with our company's purpose statement that clean power is fundamental to moving the world forward," said President and CEO John Kousinioris.  "From our transition off coal in Canada to the renewable projects we are building and operating for our customers, it is a proud moment for our Company.  Our new visual identity conveys that TransAlta is moving forward with purpose having made the investments necessary to achieve significant carbon reductions in our generation portfolio while building out a renewables fleet that will help our customers achieve their decarbonization goals. We truly are energizing the future."

For our customers, our employees, and the communities in which we operate, TransAlta's new brand stands for momentum, evolution and energy. The brand is bold, dynamic, and progressive.

Brand updates include:

  Updated logo design and next steps – the custom-designed logo gives a nod to our core business. The three "A"s in the Company name resemble electrical coils, in perpetual motion and represent the change in and evolution of the sector in general and TransAlta in particular. The Company will focus on the conversion of all digital and physical assets of its brand, signage, and materials for the remainder of 2022 and into 2023.
  New tagline – "Energizing the Future."
  New website – The Company's external website has been transformed to reflect the new brand and functionality to meet the needs of customers, investors, and stakeholders.

About TransAlta:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 111 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and its climate change strategy with CDP (formerly Climate Disclosure Project) and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 61 per cent reduction in GHG emissions since 2015.

For more information about TransAlta, visit its website at transalta.com.

Forward Looking Information:

This news release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "may", "will", "should", "estimate", "intend" or other similar words). Specifically, this news release contains forward-looking information with respect to the Company, its objectives and ability to support the global effort to decarbonize with clean, reliable, and low-cost electricity. All forward- looking information reflects the Company's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this press release. TransAlta undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from those in the forward-looking information, refer to the Company's Annual Information Form, Annual Report and Management's Discussion and Analysis filed under the Company's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

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SOURCE TransAlta Corporation

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%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:00e 20-JUN-22